GUARANTY

THIS GUARANTY (as amended, modified or restated from time to time, this “Guaranty”) is entered into on OCTOBER 2, 2009, by VALHI HOLDING COMPANY, a Delaware Corporation (“Valhi Holding”), for the benefit of PLAINSCAPITAL BANK, individually and as agent (in such capacity, the “Administrative Agent”) for the Lenders and the L/C Issuer, (collectively, the “Credit Parties”) that are from time to time parties to the CREDIT AGREEMENT of even date herewith with CONTRAN CORPORATION (“Contran”) (which agreement, as it may be modified or amended from time to time, is referred to in this Guaranty as the “Credit Agreement.”)

RECITALS

A.           As of the date of this Guaranty, Contran and the Credit Parties are prepared to enter into the Credit Agreement.  Capitalized terms used in this Guaranty that are not defined herein shall have the meanings assigned to those terms in the Credit Agreement.

B.           Subject to the terms and conditions of the Credit Agreement, the Credit Parties have agreed to extend the Loans and other financial accommodations more particularly specified in the Credit Agreement to Contran.  Valhi Holding is a Subsidiary of Contran and, as such, will derive direct and indirect economic benefits from the making of the Loans and other financial accommodations provided to Contran by the Credit Parties pursuant to the Credit Agreement.

C.           One of the conditions precedent to the agreement of the Credit Parties to enter into the Credit Agreement is receipt by the Administrative Agent of this Guaranty from Valhi Holding.  Valhi Holding is willing to execute this Guaranty in order to satisfy that condition.

NOW, THEREFORE, for valuable consideration, and in order to induce the Credit Parties to enter into the Credit Agreement, Valhi Holding agrees as follows:

SECTION I

UNCONDITIONAL GUARANTY

Valhi Holding unconditionally, absolutely, and irrevocably guarantees payment and performance of all present and future debts, liabilities, and obligations of Contran to the Credit Parties under the Credit Agreement and the documents executed in connection therewith, including, but not limited to, Contran’s obligations pursuant to (a) the Notes including, but not limited to, the due and punctual payment of the principal and interest owed pursuant to the Notes, whether according to the present terms of the Notes, or at any earlier or accelerated date or dates as provided therein, (b) the Letters of Credit and the Issuer Documents, (c) the Loan Documents, and (d) any amendment, modification, or replacement of the Credit Agreement, the Notes, the Letters of Credit, the Issuer Documents, or the Loan Documents hereafter made or granted, including all amounts that would be owed by Contran but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization, or similar proceeding involving Contran (including all such amounts that would become due or secured but for the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization, or like proceeding of Contran under any debtor relief laws) (collectively, the “Obligations”).  The liability of Valhi Holding under this Guaranty includes accrued interest on any sum due under this Guaranty (calculated at the highest rate of interest in effect under the Notes at the time in question) and expenses due pursuant to Section 10.6 of this Guaranty.

SECTION II

WAIVERS BY VALHI HOLDING AND RIGHTS OF THE CREDIT PARTIES

Valhi Holding intends that it shall remain unconditionally liable for payment of the Obligations regardless of any act or omission that otherwise might operate as a legal or equitable defense to discharge Contran, Valhi Holding, or any other guarantor of the Obligations in whole or in part.  Therefore, Valhi Holding hereby waives any defense it has or may have to the enforceability of its obligations under this Guaranty (except those matters, if any, that may not be waived under the Uniform Commercial Code of the State of Texas (the “UCC”) or other applicable law) by virtue of any of the following and, subject to the terms of the Loan Documents and applicable law, the Credit Parties may do any of the following things as many times as the Credit Parties wish, without Valhi Holding’s permission and without notifying Valhi Holding, and this will not affect Valhi Holding’s promise to pay the entire amount of the Obligations:

(a) The Credit Parties do not have to notify Valhi Holding of their acceptance of this Guaranty;

(b) The Credit Parties do not have to notify Valhi Holding of (i) Contran’s failure to pay all or any portion of the Obligations when due, or (ii) Contran’s failure to perform any other obligation under the Credit Agreement, or under any of the other Loan Documents;

(c) The Credit Parties may extend, renew, accelerate, or otherwise change the time for payment of any of Contran’s obligations to the Credit Parties;

(d) The Credit Parties may make any other changes to the Loan Documents pursuant to the terms of the Loan Documents;

(e) The Credit Parties may release Contran, any other guarantor of the Obligations, or anyone else against whom the Credit Parties may have the right to collect amounts that may become due under the Loan Documents;

(f) The Credit Parties may use the Collateral to satisfy the Obligations (in whole or in part, as applicable) and direct the order or manner of sale thereof pursuant to the terms and conditions of the Loan Documents in their good faith discretion;

(g) The Credit Parties may apply any money or Collateral received from or on behalf of Contran to the repayment of any indebtedness due to the Credit Parties from Contran in any order that the Credit Parties elect;

(h) The Credit Parties may release, surrender, substitute, add, or exchange any Collateral the Administrative Agent (on behalf of the Credit Parties) now holds or may later acquire as security for the Obligations, or Valhi Holding’s obligations under this Guaranty;

(i) The Credit Parties may forbear from or forego pursuing Contran, or from foreclosing or otherwise realizing upon any security interest, letter of credit, or other guaranty;

(j) The Credit Parties may impair any Collateral, or Valhi Holding’s obligations under this Guaranty, by their acts or omissions, including, but not limited to, their failure to perfect a security interest in any Collateral;

(k) Valhi Holding hereby waives any defense arising out of the absence, impairment, or loss of (i) any or all rights of recourse, reimbursement, contribution, or subrogation, or (ii) any other right or remedy of Valhi Holding against Contran, any other party, or any Collateral;

(l) Valhi Holding hereby waives any defense (i) arising by reason of any invalidity, ineffectiveness, or unenforceability of all or any portion of the Loan Documents, or (ii) otherwise available to or asserted by Contran (other than full payment in cash);

(m) Valhi Holding waives diligence, demand for performance, notice of nonperformance, presentment, protest, notice of dishonor, and indulgences and notices of every other kind; and

(n) Valhi Holding agrees that the Administrative Agent, on behalf of the Credit Parties, in its sole and absolute discretion may proceed against all or any portion of the Collateral by way of either judicial or nonjudicial foreclosure in accordance with the terms of the Credit Agreement and applicable law.

If Valhi Holding pays the Obligations in accordance with the terms of this Guaranty, the Credit Parties shall assign their rights with respect to the Obligations under the Loan Documents to Valhi Holding (without recourse, warranty, or representation), provided, however, that such assignment shall be subject to the terms of this Guaranty, including the waivers set forth in this Section II of this Guaranty. To the extent permitted by applicable law, Valhi Holding waives all rights and defenses under (i) Section 34.01 et seq. of the Texas Business and Commerce Code, as amended, (ii) Section 17.001 of the Texas Civil Practice and Remedies Code, as amended, (iii) Rule 31 of the Texas Rules of Civil Procedure, as amended, and (iv) Sections 51.003, 51.004 and 51.005 of the Texas Property Code, as amended.

SECTION III

THE CREDIT PARTIES’ RIGHT NOT TO PROCEED AGAINST CONTRAN,

OTHER GUARANTORS, OR COLLATERAL

If an Event of Default occurs under the Credit Agreement and is continuing, the Administrative Agent, on behalf of the Credit Parties, may enforce this Guaranty against Valhi Holding (a) without attempting to collect or without exhausting efforts to collect from Contran, any other guarantor, or any other Person that is or may be liable for the Obligations, and (b) without attempting to enforce the rights of the Administrative Agent, on behalf of the Credit Parties, in any Collateral.  Without limiting the foregoing, the Administrative Agent, on behalf of the Credit Parties, may sue on the Notes, may elect not to sue on the Notes, may elect not to enforce the security interest in some or all of the Collateral, may sue less than all of the guarantors of the Obligations, or may take any other action authorized under the Loan Documents, or by law.  In each case, the Administrative Agent, on behalf of the Credit Parties, shall have the right to exercise all available remedies in whatever order the Administrative Agent elects in accordance with the terms of the Credit Agreement and applicable law and may join Valhi Holding in any suit on the Notes or the Loan Documents, or may proceed against Valhi Holding in a separate proceeding.  In case of suit, sale, or foreclosure, only the net proceeds therefrom, after deducting all charges and expenses of any kind and nature whatsoever, shall be applied to the reduction of the amount due on the Notes (or other Loan Documents, as applicable), and the Administrative Agent, on behalf of the Credit Parties, shall not be required to institute or prosecute proceedings to recover any deficiency as a condition of payment under or enforcement of this Guaranty.  At any sale of all or any portion of the Collateral, the Administrative Agent, on behalf of the Credit Parties, in its discretion may purchase all or any part of the Collateral and may apply against the amount bid therefor all or any portion of the balance of the Obligations.  Valhi Holding hereby waives to the fullest extent permitted by applicable law at the time in question (including the UCC) the right to object to the amount that may be bid by the Administrative Agent, on behalf of the Credit Parties, at such foreclosure sale.

SECTION IV

BANKRUPTCY AND ASSIGNMENT OF RIGHTS

Valhi Holding agrees that its obligation to pay the Obligations under the terms of this Guaranty shall not be impaired, modified, changed, released, or limited in any manner by any impairment, modification, change, release, defense, or limitation of the liability of Contran, or by the appointment of or existence of a receiver, trustee, debtor-in-possession, or estate under any bankruptcy or receivership case or proceeding with respect to Contran.  That means, among other things, that if acceleration of the time for payment of any amount payable by Contran under any Loan Document is stayed upon the insolvency, bankruptcy, or reorganization of Contran, all amounts owed by Contran to the Credit Parties that otherwise are subject to acceleration under the terms of the Loan Documents nonetheless immediately shall be due and payable by Valhi Holding upon demand by the Administrative Agent, on behalf of the Credit Parties, under this Guaranty for payment of such amounts (together with interest thereon in accordance with the last sentence of Section I of this Guaranty, regardless of whether the Credit Parties are entitled to recover such interest from Contran in any bankruptcy case filed by or with respect to Contran).  Furthermore, if any payment made by Contran is reclaimed in a bankruptcy or receivership case or proceeding, Valhi Holding shall pay to the Credit Parties (as applicable) the amount reclaimed.  Valhi Holding further assigns to the Administrative Agent, on behalf of the Credit Parties, all rights Valhi Holding has or may have against Contran in any case or proceeding under the United States Bankruptcy Code, or any receivership or insolvency case or proceeding, until the Obligations have been paid in full.  This assignment includes all rights of Valhi Holding to be paid by Contran even if those rights have nothing to do with this Guaranty.  This assignment does not prevent the Administrative Agent, on behalf of the Credit Parties, from enforcing Valhi Holding’s obligations under this Guaranty in any way.

SECTION V

VALHI HOLDING’S DUTY TO KEEP INFORMED OF CONTRAN’S AND OTHER

GUARANTORS’ FINANCIAL CONDITION

Valhi Holding now is informed adequately of Contran’s financial condition, and Valhi Holding agrees to keep so informed.  Neither the Administrative Agent nor any of the Credit Parties has any obligation to provide Valhi Holding with any present or future information concerning the financial condition of Contran, or any other guarantor, and changes in Contran’s, another guarantor’s, or Valhi Holding’s financial condition shall not affect Valhi Holding’s obligations under this Guaranty.  Valhi Holding has not relied on financial information furnished by the Administrative Agent, or any of the Credit Parties, nor will Valhi Holding do so in the future.

SECTION VI

REPRESENTATIONS AND WARRANTIES OF VALHI HOLDING

Valhi Holding represents and warrants to the Administrative Agent and the Credit Parties as follows:

(a) The execution, delivery, and performance by Valhi Holding of this Guaranty do not and will not (i) conflict with or contravene any law, rule, regulation, judgment, order, or decree of any government, governmental instrumentality, or court having jurisdiction over Valhi Holding or Valhi Holding’s activities or properties, (ii) conflict with, or result in any default under, any agreement or instrument of any kind to which Valhi Holding is a party, or by which Valhi Holding, or any of Valhi Holding’s properties, may be bound or affected, or (iii) other than certain filings with the U.S. Securities and Exchange Commission, require the consent, approval, order, authorization of, registration with, or the giving of notice to any United States governmental authority or other governmental authority, or any person or entity not a party to the Loan Documents, except for such conflicts, contraventions, defaults, or consents that would not have a Material Adverse Effect and such approvals, orders, authorizations, registrations, or notices the absence of which would not have a Material Adverse Effect;

(b) The execution, delivery, and performance by Valhi Holding of this Guaranty have been duly authorized by all necessary corporate action of Valhi Holding, do not require any shareholder approval, and do not contravene any provision of Valhi Holding’s articles of incorporation or bylaws;

(c) This Guaranty constitutes the legal, valid, and binding obligation of Valhi Holding, enforceable against Valhi Holding in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally or by the availability of equitable remedies;

(d) There is no action, litigation, or other proceeding pending, or, to Valhi Holding’s knowledge, threatened against Valhi Holding before any court, arbitrator, or administrative agency that may have a Material Adverse Effect;

(e) Valhi Holding is familiar with all the covenants, terms, and conditions of the Credit Agreement, the Notes, and the Loan Documents;

(f) Valhi Holding is not party to any contract, agreement, indenture, or instrument, or subject to any restrictions that individually or in the aggregate reasonably would be expected to have a Material Adverse Effect; and

(g) After giving effect to this Guaranty and after giving effect to the Loans and the application of the proceeds of the Loans, (i) the assets of Valhi Holding, at a fair valuation, shall exceed Valhi Holding’s debts and liabilities (whether subordinated, unliquidated, unmatured, contingent, or otherwise); (ii) the present fair saleable value of the property of Valhi Holding shall be greater than the amount that will be required to pay the probable amount of Valhi Holding’s debts and other liabilities (whether subordinated, unliquidated, unmatured, contingent, or otherwise), as such debts and other liabilities become absolute and mature; (iii) Valhi Holding shall be able to pay (and does not intend to incur debts beyond its ability to pay) its debts and liabilities (whether subordinated, unliquidated, unmatured, contingent, or otherwise), as such debts and liabilities become absolute and mature; and (iv) Valhi Holding shall not have unreasonably small capital with which to conduct the business in which it is engaged, as such business now is conducted and is proposed to be conducted following the Closing Date.

The foregoing representations and warranties are ongoing in nature and shall remain in force and effect until Valhi Holding has satisfied fully (or has been relieved of) its obligations under this Guaranty.

SECTION VII

SUBORDINATION OF INDEBTEDNESS OF CONTRAN

TO VALHI HOLDING

Any indebtedness of Contran now or hereafter owed to Valhi Holding hereby is subordinated to the indebtedness of Contran owed to the Credit Parties, including, but not limited to, the obligation of Contran to pay interest and other amounts that would accrue and become due under or in respect of the Notes or any other Loan Document but for the filing by Contran (or with respect to Contran) of a petition in bankruptcy, or the operation of the automatic stay under Section 362(a) of the Bankruptcy Code (11 USC § 362(a)) (including, without limitation, Contran’s obligations to pay principal and interest and all other charges, fees, expenses, commissions, reimbursements, premiums, indemnities, and other payments related to or in respect of the Obligations contained in the Credit Agreement).  If the Administrative Agent, on behalf of the Credit Parties, so requests, any or all indebtedness of Contran to Valhi Holding shall be collected, enforced, and received by Valhi Holding as trustee for the Credit Parties and shall be paid over to the Administrative Agent, on behalf of the Credit Parties, on account of the Obligations, but without reducing or affecting in any manner the liability of Valhi Holding under the other provisions of this Guaranty.

SECTION VIII

DURATION OF GUARANTY

This Guaranty will take effect on the date hereof without the necessity of any acceptance by the Credit Parties or any notice to Valhi Holding or to Contran, and will continue in full force and effect until such time that all of the Obligations shall have been fully and finally paid and satisfied and the Commitments and the Letter of Credit Commitment have terminated.  This Guaranty shall be reinstated automatically if any payment made in respect of the Obligations is reclaimed in a bankruptcy or receivership case or proceeding, until the Administrative Agent, on behalf of the Credit Parties, is paid the reclaimed amount by Valhi Holding or another party and such amount is not subject to further reclamation.

SECTION IX

EVENTS OF DEFAULT; REMEDIES

9.1 Events of Default.  The term “Event of Default,” whenever used in this Guaranty, means an Event of Default under the Credit Agreement.

9.2 Effect of an Event of Default.  Upon the occurrence and during the continuance of any Event of Default under this Guaranty, the Obligations then, or at any time thereafter, at the option of the Credit Parties in accordance with the terms of the Credit Agreement, immediately shall become due and payable without notice or demand, and the Administrative Agent, on behalf of the Credit Parties, shall have an immediate right to pursue the remedies provided in this Guaranty.

9.3 Remedies.  If an Event of Default occurs and is continuing under this Guaranty, the Administrative Agent, on behalf of the Credit Parties, shall have all rights and remedies provided by law including, but not limited to, the right of the Administrative Agent, on behalf of the Credit Parties, to commence an action against Valhi Holding to recover any amount owed by Valhi Holding to the Credit Parties pursuant to the terms of this Guaranty.  Valhi Holding hereby waives any notice of the occurrence of any Event of Default under this Guaranty.

SECTION X

GENERAL PROVISIONS

10.1 Benefits of Agreement.  Valhi Holding agrees that (a) this Guaranty shall inure to the benefit of and may be enforced by the Administrative Agent, on behalf of the Credit Parties (and their successors and assigns), and any subsequent holder of this Guaranty, the Notes, and the Loan Documents, and (b) this Guaranty shall be binding upon and enforceable against Valhi Holding and Valhi Holding’s successors and permitted assigns, if any.

10.2 Assignment.  Valhi Holding agrees that no assignment of its obligations under this Guaranty may be made without the prior, written consent of the Credit Parties at the time of such assignment (which consent may be withheld by the Credit Parties in their sole and absolute discretion).  Subject to the terms of the Credit Agreement, the Credit Parties may assign any or all of their rights and interests in and under this Guaranty, the Notes, and the Loan Documents without the consent of Contran, Valhi Holding, or any other person or entity.

10.3 Governing Law.  This Guaranty shall be construed according to the laws of the state of Texas, without giving effect to its principles of conflicts of law.

10.4 Entire Agreement; Merger.  This Agreement constitutes the entire understanding among the Administrative Agent, the Credit Parties, and Valhi Holding with respect to Valhi Holding’s agreement to guarantee payment of the Obligations.  No course of prior dealing between or among the parties, no usage of trade, and no parol or extrinsic evidence of any nature shall be used to supplement or modify any terms of this Guaranty.  There are no conditions to the full effectiveness of this Guaranty.  All prior and contemporaneous negotiations, understandings, and agreements among Valhi Holding, the Administrative Agent, and the Credit Parties with respect to the subject matter hereof are merged in this Guaranty.

10.5 Invalid Provisions.  If any provision of this Guaranty is invalid, illegal, or unenforceable, such provision shall be considered severed from the rest of this Guaranty and the remaining provisions shall continue in full force and effect as if the invalid provision had not been included.  This Guaranty may be changed, modified, or supplemented only by means of a written agreement signed by Valhi Holding and the Credit Parties at the time of such change, modification, or supplement.

10.6 Attorneys’ Fees and Collection Expenses.  If an Event of Default occurs, the Administrative Agent, on behalf of the Credit Parties, shall be entitled to recover from Valhi Holding, upon demand, any reasonable out-of-pocket costs and expenses incurred in connection with the preservation of rights under, and enforcement of, this Guaranty and the other Loan Documents, whether or not any lawsuit or arbitration proceeding is commenced, in all such cases including, without limitation, reasonable attorneys’ fees and costs.  Costs and expenses as referred to above shall include, without limitation, a reasonable hourly rate for collection personnel, whether employed in-house or otherwise, overhead costs as reasonably allocated to the collection effort, and all other reasonable out-of-pocket expenses actually incurred.  Reasonable attorneys’ fees and costs shall include, without limitation, reasonable attorneys’ fees and costs incurred in connection with any bankruptcy case or other insolvency proceeding commenced by or against Contran or Valhi Holding, including all reasonable fees incurred in connection with (a) moving for relief from the automatic stay, to convert or dismiss the case or proceeding, or to appoint a trustee or examiner, or (b) proposing or opposing confirmation of a plan of reorganization or liquidation, in any case without regard to the identity of the prevailing party.

10.7 Consent to Jurisdiction and Venue.  Valhi Holding hereby (a) irrevocably submits to the jurisdiction and venue of any state or federal court sitting in Dallas (Dallas County), Texas, in any action or proceeding brought to enforce this Guaranty, or otherwise arising out of or relating to this Guaranty; (b) irrevocably waives to the fullest extent permitted by law any objection that Valhi Holding now or hereafter may have to the laying of venue in any such action or proceeding in any such forum; and (c) further irrevocably waives any claim that any such forum is an inconvenient forum.  Valhi Holding agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment, or in any other manner provided by law.  Nothing in this Guaranty shall impair the right of the Administrative Agent, on behalf of the Credit Parties, to bring any action or proceeding against Valhi Holding in any court of any other jurisdiction.

10.8 Waiver of Jury Trial.  VALHI HOLDING HEREBY WAIVES ITS RIGHT TO TRIAL BY JURY OF ANY CLAIM IT HAS OR HEREAFTER MAY HAVE AGAINST THE ADMINISTRATIVE AGENT OR THE CREDIT PARTIES (INCLUDING CROSS-CLAIMS AND COUNTERCLAIMS), INCLUDING, BUT NOT LIMITED TO, ANY CLAIM ARISING UNDER, IN CONNECTION WITH, OR IN RELATION TO THIS GUARANTY.

10.9 Direct, Unconditional Obligation.  VALHI HOLDING UNDERSTANDS THAT THE CREDIT PARTIES  DO NOT HAVE TO PURSUE CONTRAN OR PURSUE ANY OTHER REMEDIES BEFORE DEMANDING PAYMENT FROM VALHI HOLDING.  VALHI HOLDING FURTHER UNDERSTANDS THAT IT WILL HAVE TO PAY AMOUNTS DUE FROM CONTRAN EVEN IF CONTRAN OR ANY OTHER GUARANTOR OF THE OBLIGATIONS DOES NOT MAKE THE PAYMENTS OR OTHERWISE IS RELIEVED OF THE OBLIGATION TO MAKE PAYMENTS.

[signatures page follows]

EXECUTED as of the date first written above.

VALHI HOLDING COMPANY

By     /s/John A. St. Wrba
John A. St. Wrba
Vice President and Treasurer